UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Trevi Systems Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 17, 2010

Physical address of issuer
1500 Valley House Drive, Suite 130, Rohnert Park, CA 94928

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,881,179	$2,885,329
Cash & Cash Equivalents	$9,650,195	$116,980
Accounts Receivable	$770,429	$850,393
Short-term Debt	$17,030,386	$11,318,326
Long-term Debt	$13,737,801	$1,350,713
Revenues/Sales	$934,278	$877,212
Cost of Goods Sold	$824,888	$1,120,989
Taxes Paid	$800	$800
Net Income	$-6,170,760	$-4,642,093

April 28, 2025

FORM C-AR

Trevi Systems Inc.

TREVI

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Trevi Systems Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.trevisystems.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Trevi Systems Inc. (the "Company") is a Delaware Corporation, formed on December 17, 2010.

The Company is located at 1500 Valley House Drive, Suite 130, Rohnert Park, CA 94928.

The Company's website is https://www.trevisystems.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Trevi designs, builds and operates desalination plants using renewable energy to treat and desalinate water using its patented forward osmosis technology. In addition to desalination, the Company minimizes waste brine streams and extracts valuable minerals from the brine.

RISK FACTORS

Risks Related to the Company's Business and Industry

These are the risks that relate to the Company:
A "going concern" note is included in the financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has limited working capital and liquid assets relative to its operating cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

No assurance can be given that the Company will be successful in its efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and

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classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering securities in the amount of up to $4,999,999.20 (incl. transaction fees) in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The

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terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Investors in the company's Common Stock have assigned their voting rights.

In order to subscribe to shares of Common Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company's CEO. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business.

The amount raised in this offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You are trusting that management will make the best decision for the Company.

You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. You will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

If we have already reached our target amount, we may request that the intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms or to companies' businesses, plans, or prospects, sometimes on short notice.

When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition.

We compete with larger, established companies who may have more resources to succeed. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing or sourcing and marketing competing equivalent products earlier than us, or superior products than those sold by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties may fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's future success is dependent on the continued service of a small executive management team. The Company depends on the skill and experience of John Webley. The Company's success is dependent on his ability to manage all aspects of the business effectively. Because the Company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the Company's ability to manage and grow its business effectively. The Company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Company would have no way to cover the financial loss if it were to lose the services of any of its directors or officers.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's securities. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. The Company has no plans to list any of its shares on any OTC or similar exchange.

No guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Using a credit card to purchase securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Security Holders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: "Credit Cards and Investments - A Risky Combination," which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

If you eventually sell the stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize or apply the loss to other taxable income. If you do not have a regular brokerage account or your regular broker will not hold our stock for you (and many brokers refuse to hold securities issued under Regulation CF) there will be nobody keeping records for you for tax purposes. You will have to keep your own records and calculate the gain or loss on any sales of the Common Stock.

Regulation Crowdfunding securities are restricted to a 12-month lock-up period.

Regulation Crowdfunding securities are subject to a 12-month lock-up period, and therefore securities in this offering cannot be traded on a public exchange during this time. This will still apply to the Regulation Crowdfunding securities that are converted into publicly traded shares should such an event take place during such 12-month period.

Damage to our reputation could negatively impact our business, financial condition, and results of operations Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The inability of any supplier, third-party distributor, or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or circumvented, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position, or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Rising labor, shipping delays and shipping/material cost inflation pose a risk to our margins

We rely on skilled labor to create our products, which may adversely impact our margins as our business grows or ultimately inhibit business growth altogether. Changes in in the costs of materials may also negatively impact our margins. Increased shipping/insurance costs and shipping delays due to geo-political tensions globally might also affect our margins and ability to deliver on time. Trevi does its best to manage long lead sales times and the project risk from large construction and development expensive projects funded by governments or quasi governmental entities with deliberative decision-making processes but at times, the pace at which these entities operate are not within Trevi's control. Trevi also sources some components

in our system from China and Japan and while we do our best to manage supply chain issues and costs, at times, this is out of our control and also dependent on the geopolitical climate, with additional tax hikes possible which could affect our margin.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Trevi designs, builds and operates desalination plants using renewable energy to treat and desalinate water using its patented forward osmosis technology. In addition to desalination, the Company minimizes waste brine streams and extracts valuable minerals from the brine.

Co-Issuer

Legal Name: Trevi Investors, LLC

Type of Business: Limited Liability Company

Formed: 2024-04-23

Address: 1500 Valley House Drive, Suite 130

Optional Address:

Country: DE

City: Rohnert Park

State: CA

Zipcode: 94928

Phone Number: 707-792-2681

Contact: John Webley

Website:

Business Plan

The Company's flagship product is its forward osmosis desalination system. Trevi's system incorporates its proprietary membrane, thermo-responsive draw solution and thermo responsive

draw separation process, to treat brine concentration beyond what current technologies commercially offer, using low carbon energy sources to do so. The Company will sell its systems to end customers for small scale applications, but for larger applications will either build and operate the plants, selling minerals and/or water, or partner with larger companies to do so, while receiving royalties based on production rates.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Webley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, Chairman and CEO - December 2010 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

With his two co-founders, John grew Advanced Fibre to 500 people and a market capitalization of $6 billion in 1999. Advanced Fibre was a telecommunications company enabling high speed services over copper. John left Advanced Fibre, to found Turin Networks, an optical networking company, in 2000. After resigning from Turin and its subsequent sale to Dell for $700mm, he served as CEO of PAX Streamline (a Khosla Ventures funded bio- mimicry company) for two years. John then founded Innovative Labs, LLC to commercialize early stage technologies in air purification and dehumidification (still active). John founded Trevi Systems in 2010 to commercialize a promising forward osmosis water purification technology.

Education

John's engineering background extends over 40 years in electrical, mechanical and chemical engineering. John received a B.S.E.E. and an M.S.E.E. from the University of Stellenbosch, South Africa in 1985 and an honorary Doctorate of Science from Sonoma State University. He served in the South African military and spent 14 months in Antarctica performing upper atmospheric physics experiments.

Name

Rebecca Green

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - June 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Rebecca Green has led a successful career in business management, new ventures, and non-profit leadership. Rebecca received a BA in History at U.C. Berkeley and an MBA from the Tuck School of Business at Dartmouth. Her career has included the analysis of markets for new communications technologies, including cell phones in the early 1980s, and a 13-year stint Hewlett Packard, where she led the team that created HP's first web-based store for personal computers and peripherals. Rebecca subsequently led the successful capital campaign and effort to restore the landmark Conservatory of Flowers in San Francisco, and she created and manages an award-winning winery in Sonoma County. At Trevi Systems Rebecca brings her extensive business background and experience in bringing new products to new markets.

Education

Rebecca received a BA in History at U.C. Berkeley and an MBA from the Tuck School of Business at Dartmouth.

Name

Thomas Birdsall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - Jan. 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tom has a rich background in environmental policy and regulation, management and corporate governance. His career started with 18 years in environmental consulting, notably with the U.S. Environmental Protection Agency's headquarters in Washington, D.C. and regional offices around the country, and then with numerous large corporations. Following his career in environmental policy, Tom founded Sonoma Mountain Group, focusing on diverse non-profit and investment endeavors. In the business sector, he is known for his expertise in hotel development and management, and he has invested in innovative technology companies like Advanced Fibre Communications and Enphase Energy. At Trevi Systems, Tom brings substantial expertise and insights, playing an important role in steering the company towards original solutions in low-energy and carbon free water purification technologies. His leadership and experience are integral to Trevi's commitment to environmental sustainability and technological advancement.

Education

AB in Economics from U.C. Berkeley and a Masters in Public Policy from Harvard's Kennedy School of Government.

Name

Yoshikazu Shiotani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director - July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Yoshi-shan is an accomplished professional with a distinguished career at ITOCHU Plantech Inc. in Tokyo, Japan. Since April 2024, he has served in the Global Business Group, focusing on advancing water-related initiatives. Previously, from April 2020 to March 2024, he was the General Manager of the Power, Water & Environment Project Unit within the Global Business Group, overseeing diverse projects such as coal-fired, combined cycle, and geothermal power plants, alongside spearheading innovative water-related technologies. His career at ITOCHU Plantech Inc. spans decades, where from March 2005 to March 2019, he played a pivotal role in the Overseas Business Development Group, notably establishing a joint venture in Saudi Arabia and securing strategic partnerships for wastewater treatment systems. Yoshi's leadership also extended to serving as an external board director for the Saudi joint venture and as an external auditor for the Japan Desalination Association, underscoring his commitment to industry excellence and global business innovation.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Webley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, Chairman and CEO - December 2010 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

With his two co-founders, John grew Advanced Fibre to 500 people and a market capitalization of $6 billion in 1999. Advanced Fibre was a telecommunications company enabling high speed services over copper. John left Advanced Fibre, to found Turin Networks, an optical networking

company, in 2000. After resigning from Turin and its subsequent sale to Dell for $700mm, he served as CEO of PAX Streamline (a Khosla Ventures funded bio- mimicry company) for two years. John then founded Innovative Labs, LLC to commercialize early stage technologies in air purification and dehumidification (still active). John founded Trevi Systems in 2010 to commercialize a promising forward osmosis water purification technology.

Education

John's engineering background extends over 40 years in electrical, mechanical and chemical engineering. John received a B.S.E.E. and an M.S.E.E. from the University of Stellenbosch, South Africa in 1985 and an honorary Doctorate of Science from Sonoma State University. He served in the South African military and spent 14 months in Antarctica performing upper atmospheric physics experiments.

Name

Michael Greene

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President Engineering - November 16, 2021 - Present Director of Manufacturing - March 1, 2013 - November 15, 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Michael Greene is a seasoned expert in product development and manufacturing systems with a career spanning over 30 years. His expertise in Design for Manufacturing has seen him manage and launch high-volume production systems across four continents. Michael's proficiency in Lean Manufacturing, Six Sigma, and Continuous Improvement principles has been instrumental in his roles. His career includes developing automotive air- conditioning systems for General Motors and Delphi Automotive Systems, followed by leading production system development at Trimble Navigation, LTD. Michael's collaboration with John Webley began at PAX Streamline, focusing on energy-efficient air-conditioning technologies, and continued at Innovative Labs with air purification products. Since 2013, he has been integral to Trevi Systems, advancing forward osmosis water purification systems.

Education

Michael holds a B.S. in Mechanical Engineering from Kettering University and an M.S. in Computer Engineering from Wright State University.

Name

Igor Kiryakin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer - November 16, 2021 - Present Senior Director of Engineering - May 20, 2013 - November 16, 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Igor Kiryakin brings over four decades of expertise in water desalination and conditioning technologies and industrial water systems design. Igor's extensive experience includes the design and implementation of 200+ industrial water purification systems in many parts of the world, which includes Silicon Valley, Europe, Middle East, Central Asia, Far East. His professional history encompasses roles in developing new disruptive technologies such as Forward Osmosis (FO), Pressurized Forward Osmosis (PFO), Electrodialysis Metathesis (EDM), Liquid/Liquid Extraction. Implementation of conventional water technologies is a big part of Igor's responsibilities. The list includes RO, NF, UF, IX. An extensive effort is focused on sustainability of water technologies by integrating renewable sources of energy, such as Solar, Solar Thermal, Waste Heat, etc.

Education

Master's Degree in Chemical Engineering from the University of Chemical Technology of Russia, he has a distinguished academic background with a PhD dissertation focused on enhancing water quality in the food/beverage industry.

Name

Michelle Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Financial Controller - February 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Michelle Kim is a Certified Public Accountant in California with over 25 years of experience in accounting, auditing, and taxation. She has worked for public accounting firms for 15 years, performing financial audits and OMB Circular A-133 audits (Single Audit) for educational institutes, government agencies, nonprofit organizations and for-profit companies, including PG&E, East Bay MUD, Peralta Community College, and California State University Hayward. More recently she has worked for tech companies and start-ups. At Trevi Systems she oversees the departments of Accounting, Finance and Human Resources,

Education

She holds masters' degrees in accounting from Golden Gate University in San Francisco, and Food Microbiology from Korea University in Seoul, Korea.

Name

Jui Shan Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President Business Development **-** November 2023 **-** Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Shan has more than 20 years of experience in business development, innovation, and technology/project management roles globally. She has worked with global water technology conglomerates like Veolia Water and Technologies North America, SembCorp Industries Singapore, SafBon Shanghai as well as local and international startups like Aquafortus, BioLargo, and zNano. She is also on the team at Diamond Gold Investors, a Nevada based family office. She spent a few years with a non-profit organization formerly known as Fraunhofer USA Center for Energy Innovation, now known as Connecticut Center for Applied Separations Technology.

Education

Dr. Yong earned her Ph.D., MS, and MA degrees in Chemical and Environmental Engineering from Yale University, a Master of Civil and Environmental Engineering from MIT, and a BA in Environmental Engineering from Univ of Illinois Urbana Champaign. She is an established author with around 1000 citations on her high impact research papers in the field of Forward Osmosis.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 20 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	31,671,755
Voting Rights	Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except as provided by law or by other provisions in the company's bylaws and articles of incorporation.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A Preferred Stock
Amount outstanding	2,250,000
Voting Rights	Each holder of shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.
Anti-Dilution Rights	The Series A has broad-based, weighted-average anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Each share of Series A is currently convertible into 1.16 shares of Common.
Other Material Terms or information.	

Type of security	Series B Preferred Stock
Amount outstanding	5,979,020
Voting Rights	Each holder of shares of Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.
Anti-Dilution Rights	The Series B has broad-based, weighted-average anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Each share of Series B is currently convertible into 1.71 shares of Common.
Other Material Terms or information.	

Type of security	Series C Preferred Stock
Amount outstanding	2,674,950
Voting Rights	Each holder of shares of Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.
Anti-Dilution Rights	The Series C has broad-based, weighted-average anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Each share of Series C is currently convertible into 1.93 shares of Common.
Other Material Terms or information.	

Type of security	Series D Preferred Stock
Amount outstanding	54,247,692
Voting Rights	Each holder of shares of Series D Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.
Anti-Dilution Rights	The Series D has broad-based, weighted-average anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series E Preferred Stock
Amount outstanding	34,108,652
Voting Rights	Each holder of shares of Series E Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder of Preferred Stock could then be converted. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote except as otherwise provided herein or as required by law. The holders of the Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be rounded up to the next highest whole number.
Anti-Dilution Rights	The Series E has broad-based, weighted-average anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Various
Amount outstanding	$4,315,000
Interest rate and payment schedule	18% interest No payment schedule - convert it to stock or repayment
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 30, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Philip Chin
Amount outstanding	87,500
Interest rate and payment schedule	12% interest No payment schedule - convert it to stock or repayment
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	April 30, 2025
Other material terms	

The total amount of outstanding debt of the company is $4,402,500.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,215,297	$1,462,768.21	General operating expenses	June 24, 2024	Regulation CF
Convertible Notes		$4,315,000.00		June 30, 2023	Section 4(a)(2)

Ownership

Trevi Systems, Inc. is owned by 92 investors as of 12/31/2024 and no single person owns more than 20% of the voting securities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

There have been no material changes to the Company's operational, liquidity and other challenges, and the related risk factors, as they were described in the Form C in mid 2024. Funds have been raised through crowdfunding as well as bridge financing obtained in anticipation of further equity and/or debt financing in 2025.

There have been no material changes to the steps management intends to take to improve profitability during the next 12 months, or the 2025 calendar year, from what was described in the Form C in mid 2024. The company is gaining traction with more commercial projects and expects to see increased bookings in 2025 compared to 2024. The company needs additional capital to execute the growing portfolio of commercial projects, and management is taking appropriate steps to raise additional capital in the form of equity, debt and/or project financing. With sufficient capital and a good mix of commercial projects, the company can achieve profitability within the next two years.

Liquidity and Capital Resources

On June 24, 2024 the Company conducted an offering pursuant to Regulation CF and raised $1,462,768.21.

On June 30, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $4,315,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	WG Investments LLC
Relationship to the Company	The lending entity is controlled by John Webley, a director and officer of the Company, and Thomas Birdsall and Rebecca Green, directors of the Company.
Total amount of money involved	$2,271,153
Benefits or compensation received by related person	Neither the lending entity nor the controlling persons received any benefits or compensation for making the loan.
Benefits or compensation received by Company	The Company did not, and does not expect to, receive any benefits other than the proceeds of the loan.
Description of the transaction	The Company borrowed money from a related person.

Related Person/Entity	Webley Family Trust
Relationship to the Company	The lending entity is controlled by John Webley, a director and officer of the Company.
Total amount of money involved	$1,817,000
Benefits or compensation received by related person	Neither the lending entity nor the controlling persons received any benefits or compensation for making the loan.
Benefits or compensation received by Company	The Company did not, and does not expect to, receive any benefits other than the proceeds of the loan.
Description of the transaction	The Company borrowed money from a related person.
Related Person/Entity	Green Admin Trust
Relationship to the Company	The lending entity is controlled by Rebecca Green, a director of the Company.
Total amount of money involved	$900,000
Benefits or compensation received by related person	Neither the lending entity nor the controlling persons received any benefits or compensation for making the loan.
Benefits or compensation received by Company	The Company did not, and does not expect to, receive any benefits other than the proceeds of the loan.
Description of the transaction	The Company borrowed money from a related person.
Related Person/Entity	Rebecca and Duncan Green Trust
Relationship to the Company	The lending entity is controlled by Rebecca Green, a director of the Company.
Total amount of money involved	$600,000
Benefits or compensation received by related person	Neither the lending entity nor the controlling persons received any benefits or compensation for making the loan.
Benefits or compensation received by Company	The Company did not, and does not expect to, receive any benefits other than the proceeds of the loan.
Description of the transaction	The Company borrowed money from a related person.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Webley(Signature)John Webley(Name)CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

TREVI SYSTEMS, INC.
Balance Sheet
December 31, 2024

Assets

Current assets:		
Cash	$	9,650,195
Accounts receivable		770,429
Prepaid expenses		66,979
Total current assets		10,487,603
Non-current assets:		
Property and equipment, net		267,792
Intangible assets, net		611,439
Right-of-use asset operating leases		4,471,093
Other assets		43,252
Total non-current assets		5,393,576
Total assets	$	15,881,179

TREVI SYSTEMS, INC.
Balance Sheet
December 31, 2024

Liabilities and stockholders' deficit

Current liabilities:		
Accounts payable	$	722,429
Accrued expenses		1,395,830
Operating lease liabilities, current portion		901,116
Bridge loans		4,402,500
Revolving line of credit		1,011,394
Loan payable		700,000
Related party short-term notes payable		7,897,117
Total current liabilities		17,030,386
Non-current liabilities:		
Operating lease liabilities, long-term portion		3,634,848
Performance bond		9,597,975
Related party long-term notes payable		504,978
Total long-term liabilities		13,737,801
Total liabilities		30,768,187
Stockholders' deficit:		
Convertible preferred stock, 102,000,000 shares authorized:		
Series A convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,000 shares issued and outstanding, $0.27 per share		1,085,831
Series B convertible preferred stock, $0.0001 par value, 6,000,000 shares authorized, 5,979,020 shares issued and outstanding, $0.66 per share		4,468,101
Series C convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,674,950 shares issued and outstanding, $1.00 per share		5,104,090
Series D convertible preferred stock, $0.0001 par value, 55,000,000 shares authorized, 54,247,692 shares issued and outstanding, $0.20 per share		10,777,227
Series E convertible preferred stock, $0.0001 par value, 35,000,000 shares authorized, 34,108,652 shares issued and outstanding, $0.30 per share		9,579,307
Common stock, $0.0001 par value, 158,000,000 shares authorized, 31,126,287 shares issued and outstanding at December 31, 2024		1,084,248
Additional paid-in capital		247,302
Accumulated deficit		(47,233,114)
Total stockholders' deficit		(14,887,008)
Total liabilities and stockholders' deficit	$	15,881,179

TREVI SYSTEMS, INC.
Statement of Operations
Year ended December 31, 2024

Revenues:		
Grant revenue	$	674,138
Project revenue		260,140
Total revenues		934,278
Cost of revenues		824,888
Gross profit		109,390
Operating expenses:		
Salaries and wages		2,573,929
Engineering expense		126,882
Travel and entertainment		407,838
Rent and facilities		482,964
Outside services		414,213
Depreciation		133,495
Office and supplies		68,561
Consulting		114,763
Tax and license		62,019
Insurance		67,094
Patent		111,418
Computer		78,591
Professional fees		35,835
Chemicals and acids		34,685
Amortization		35,000
Repairs and maintenance		11,001
Bad debt		117,000
Legal fees		20,390
Other		152,733
Total operating expenses		5,048,411
Loss from operations		(4,939,021)
Other income (expense):		
Interest expense		(1,237,928)
Other expense		(25,000)
Other income		6,989
Total other expense		(1,255,939)
Loss before income taxes		(6,194,960)
Franchise taxes		800
Net loss	$	(6,195,760)

TREVI SYSTEMS, INC.
Statement of Changes in Stockholders' Deficit
Year ended December 31, 2024

| | Convertible Preferred Stock | | | | | | | | | | Common Stock | | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Deficit |
| | Series A | | Series B | | Series C | | Series D | | Series E | | | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2023	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	27,236,821	$ 3,006	$ 236,043	$ (41,037,354)	$ (9,783,749)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,195,760)	(6,195,760)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	1,575,208	61,882	-	-	61,882
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	11,259	-	11,259
Shares issued for warrant settlement	-	-	-	-	-	-	-	-	-	-	99,442	60,898	-	-	60,898
Common stock issuance	-	-	-	-	-	-	-	-	-	-	2,214,816	958,462	-	-	958,462
Balance, December 31, 2024	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	31,126,287	$ 1,084,248	247,302	$ (47,233,114)	$ (14,887,008)

TREVI SYSTEMS, INC.
Statement of Cash Flows
Year ended December 31, 2024

Cash flows from operating activities:	
Net loss	$ (6,195,760)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	133,495
Amortization	35,000
Prior period adjustment	(18,396)
Stock based compensation	11,259
Changes in operating assets and liabilities:	
Accounts receivable	81,279
Prepaid expenses and other assets	40,243
Right-of-use asset operating leases	(3,527,409)
Accounts payable	406,318
Accrued expenses	822,929
Operating lease liabilities	3,555,436
Net cash used in operating activities	(4,655,606)
Cash flows from investing activities:	
Payments for the purchase of property and equipment	(89,656)
Payments for patent costs	(134,272)
Net cash used in investing activities	(223,928)
Cash flows from financing activities:	
Principal payments on notes payable	(199,569)
Borrowings on loan payable	700,000
Borrowings from related parties	300,000
Change in cumulative interest	653,101
Borrowings from line of credit	1,000,000
Purchase of performance bond	9,597,975
Proceeds from the exercise of stock options, net	56,272
Proceeds from the issuance of common stock, net	963,088
Proceeds from exercising warrants	61,882
Bridge loans	1,280,000
Net cash provided by financing activities	14,412,749
Net increase in cash	9,533,215
Cash, beginning of year	116,980
Cash, end of year	$ 9,650,195
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 49,557
Cash paid during the year for taxes	$ 800

TREVI SYSTEMS, INC.
Balance Sheet
December 31, 2023

Assets

Current assets:		
Cash	$	116,980
Accounts receivable		850,393
Prepaid expenses		127,222
Total current assets		1,094,595
Non-current assets:		
Property and equipment, net		311,631
Intangible assets, net		512,167
Right-of-use asset operating leases		943,684
Other assets		23,252
Total non-current assets		1,790,734
Total assets	$	2,885,329

TREVI SYSTEMS, INC.
Balance Sheet
December 31, 2023

Liabilities and stockholders' deficit

Current liabilities:		
Accounts payable	$	316,111
Accrued expenses		589,942
Operating lease liabilities, current portion		346,672
Bridge loans		3,122,500
Related party short-term notes payable		6,943,101
Total current liabilities		11,318,326
Non-current liabilities:		
Operating lease liabilities, long-term portion		633,856
Related party long-term notes payable		716,856
Total long-term liabilities		1,350,712
Total liabilities		12,669,038
Stockholders' deficit:		
Convertible preferred stock, 102,000,000 shares authorized:		
Series A convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,250,000 shares issued and outstanding, $0.27 per share		1,085,831
Series B convertible preferred stock, $0.0001 par value, 6,000,000 shares authorized, 5,979,020 shares issued and outstanding, $0.66 per share		4,468,101
Series C convertible preferred stock, $0.0001 par value, 3,000,000 shares authorized, 2,674,950 shares issued and outstanding, $1.00 per share		5,104,090
Series D convertible preferred stock, $0.0001 par value, 55,000,000 shares authorized, 54,247,692 shares issued and outstanding, $0.20 per share		10,777,227
Series E convertible preferred stock, $0.0001 par value, 35,000,000 shares authorized, 34,108,652 shares issued and outstanding, $0.30 per share		9,579,307
Common stock, $0.0001 par value, 158,000,000 shares authorized, 27,236,821 shares issued and outstanding at December 31, 2023		3,006
Additional paid-in capital		236,043
Accumulated deficit		(41,037,314)
Total stockholders' deficit		(9,783,709)
Total liabilities and stockholders' deficit	$	2,885,329

TREVI SYSTEMS, INC.
Statement of Operations
Year ended December 31, 2023

Revenues:		
Grant revenue	$	357,212
Project revenue		520,000
Total revenues		877,212
Cost of revenues		1,120,989
Gross loss		(243,777)
Operating expenses:		
Salaries and wages		2,121,823
Engineering expense		86,987
Travel and entertainment		189,914
Rent and facilities		260,741
Outside services		358,513
Depreciation		110,800
Office and supplies		179,681
Consulting		110,480
Tax and license		36,658
Insurance		65,965
Patent		137,762
Computer		52,781
Professional fees		28,483
Chemicals and acids		23,482
Amortization		29,778
Repairs and maintenance		13,692
Bad debt		15,514
Legal fees		6,677
Other		11,721
Start up cost		73,054
Total operating expenses		3,914,506
Loss from operations		(4,158,283)
Other income (expense):		
Interest expense		(521,714)
Other income		38,704
Total other expense		(483,010)
Loss before income taxes		(4,641,293)
Franchise taxes		800
Net loss	$	(4,642,093)

TREVI SYSTEMS, INC.
Statement of Changes in Stockholders' Deficit
Year ended December 31 , 2024

| | Convertible Preferred Stock | | | | | | | | | | | | | | |
| | Series A | | Series B | | Series C | | Series D | | Series E | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2022	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	27,236,821	$ 3,006	$ 227,893	$ (36,395,221)	$ (5,149,766)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,642,093)	(4,642,093)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	8,150	-	8,150
Balance, December 31, 2023	2,250,000	$ 1,085,831	5,979,020	$ 4,468,101	2,674,950	$ 5,104,090	54,247,692	$ 10,777,227	34,108,652	$ 9,579,307	27,236,821	$ 3,006	$ 236,043	$ (41,037,314)	$ (9,783,709)


TREVI SYSTEMS, INC.
Statement of Cash Flows
Year ended December 31, 2023


Cash flows from operating activities:	
Net loss	$ (4,642,093)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	110,800
Amortization	29,778
Loss on disposal of patents	59,805
Stock based compensation	8,150
Changes in operating assets and liabilities:	
Accounts receivable	(70,775)
Prepaid expenses and other assets	(70,643)
Right-of-use asset operating leases	(379,150)
Accounts payable	210,797
Accrued expenses	174,911
Operating lease liability	398,933
Net cash used in operating activities	(4,169,486)
Cash flows from investing activities:	
Payments for the purchase of property and equipment	(101,726)
Payments for patent costs	(84,286)
Net cash used in investing activities	(186,012)
Cash flows from financing activities:	
Principal payments on notes payable	(157,422)
Change in cumulative interest	276,343
Bridge loans	3,035,000
Net cash provided by financing activities	3,153,921
Net decrease in cash	(1,201,577)
Cash, beginning of year	1,318,557
Cash, end of year	$ 116,980
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 75,352
Cash paid during the year for taxes	$ 800